Kepler Group Limited

Suite 3902-03, 39/F

Tower 6, The Gateway

Harbour City, Tsim Sha Tsui

Hong Kong

VIA EDGAR

May 19, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Aisha Adegbuyi and Christian Windsor

Re:	Kepler Group Limited
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-290005

Dear SEC Officers:

On September 3, 2025, Kepler Group Limited, a Cayman Islands company (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-290005) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on December 31, 2025.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the undersigned at 852-2155 2889 if you have any questions regarding this request for withdrawal.

Very truly yours,

Kepler Group Limited

By:	/s/ Kwok Yu Hin
Name:	Kwok Yu Hin
Title:	Director